UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                        (Amendment No. )*

                     GREENBRIAR CORPORATION
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           393648-10-0
                         (CUSIP Number)

                        October 23, 2003
     (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]          Rule 13d-1(b)

     [   ]          Rule 13d-1(c)

     [ X ]          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 393648-10-0                           SCHEDULE 13G


(1)  Name of Reporting Person             William A. Shirley, Jr.
     I.R.S. Identification No. of
     Above Person (entities only)
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(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [   ]
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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization           United States
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Number of Shares

   Beneficially          (5)  Sole Voting Power                 0
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 Owned by Each           (6)  Shared Voting Power               0
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Reporting Person         (7)  Sole Dispositive Power            0
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      With:              (8)  Shared Dispositive Power          0
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(9)  Aggregate Amount Beneficially Owned                        0
     by Each Reporting Person
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(10) Check if the Aggregate Amount in                       [   ]
     Row (9) Excludes Certain Shares*
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(11) Percent of Class Represented by                           0%
     Amount in Row (9)
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(12) Type of Reporting Person*                                 IN
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

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

CUSIP NO. 393648-10-0                           SCHEDULE 13G

Item 1(a).     Name of issuer:

               Greenbriar Corporation

Item 1(b).     Address of Issuer's principal executive offices:

               14185 Dallas Parkway, Suite 650,
               Dallas, Texas  75254

Item 2(a) - (c).    Name, Address and Citizenship of Persons Filing:

               William A. Shirley, Jr.
               2621 State Street
               Dallas, Texas 75204

               Mr. Shirley is a citizen of the United
               States of America

Item 2(d).     Title of class of securities:

               Common Stock

Item 2(e).     CUSIP No.:

               393648-10-0

Item 3.        If this statement is filed pursuant to Sections 13d-
               1(b), or 13d-2(b) or     (c), check whether the person
               filing is a:

               (a)  [  ] Broker or dealer registered under section 15
                         of the Act (15 U.S.C. 78o);

               (b)  [  ] Bank as defined in section
                         3(a)(6) of the Act (15 U.S.C. 78c);

               (c)  [  ] Insurance company as defined
                         in section 3(a)(19) of the Act (15 U.S.C.
                         78c);

               (d)  [  ] Investment company registered
                         under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

               (e)  [  ] An investment adviser in
                         accordance with 240.13d-1(b)(1)(ii)(E);

               (f)  [  ] An employee benefit plan or
                         endowment fund in accordance with 240.13d-
                         1(b)(1)(ii)(F);

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

CUSIP NO. 393648-10-0                           SCHEDULE 13G


               (g)  [  ] A parent holding company or
                         control person in accordance with 240.13d-
                         1(b)(ii)(G);

               (h)  [  ] A savings association as
                         defined in section 3(b) of the Federal
                         Deposit Insurance Act (12 U.S.C. 1813);

               (i)  [  ] A church plan that is excluded
                         from the definition of an investment company under section 3(c)(14) of the Investment
                         Company Act of 1940 (15 U.S.C. 80a-3);

               (j)  [  ] Group, in accordance with
                         240.13d-1(b)(1)(ii)(J)

               Not applicable.

Item 4.   Ownership:

          (a)  Amount beneficially owned:  0

          (b)  Percent of class:  0%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to
                    direct the vote:  0

               (ii) shared power to vote or to direct the vote:  0

              (iii) sole power to dispose or
                    to direct the disposition of:  0

               (iv) shared power to dispose or to
                    direct the disposition of: 0

Item 5.   Ownership of five percent or less of a class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

          This statement is being filed in part to disclose that the reporting person unknowingly became a beneficial owner of more than five percent of the Issuer's outstanding Common Stock as a result of the Issuer's repurchase of securities (the "Redemption") that occurred on or about October 3, 2001 in which the reporting person took no part. Because the reporting person took no part in the Redemption, the reporting person was unaware of his reporting obligations under Rule 13d-1 until recently. The reporting person now makes this filing to disclose

CUSIP NO. 393648-10-0                           SCHEDULE 13G



these facts and the total divestment of his beneficial ownership in the Issuer as of the date of this statement.

Item 6. Ownership of more than five percent on behalf of another person:

          Not Applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

          Not Applicable.

Item 8. Identification and classification of members of the group:

          Not Applicable.

Item 9.   Notice of dissolution of group:

          Not Applicable.

Item 10.  Certifications:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of and or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                    [Signature page follows]

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Dated:  October 24, 2003




                                /s/ WILLIAM A. SHIRLEY, JR.
                              ----------------------------------
                              William A. Shirley, Jr.





            ATTENTION:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (See 18 U.S.C.  1001)




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